OSCAR Shave Club

Main Street | Hardware | Retail | B2C | Dtc

The Shave Club That's A Cut Above

OSCARSHAVECLUB.COM SANTA MONICA CALIFORNIA



Oscar de Vries
Founder & CEO, Oscar Razor
0:18 / 1:58

I have a simple philosophy in life. Getting your day off to a good start with a great coffee and a great shave is a must. Coffee was easy, but I just never found a shave preparation I really liked, so I decided to develop my own. OSCAR Shave Club is my way of ensuring anyone can get a great shave without breaking the bank.

Oscar de Vries CEO & Founder @ OSCAR Shave Club

Why you may want to support us...

1. Subscription model selling razors and complementary skincare
2. Australia's highest-rated razor, American-made
3. Our Australian company has over 2,300 reviews with an average 4.7-star rating
4. Complementary range of natural skincare
5. Subscription economy has grown by more than 100% a year over the past 5 years
6. $3.4B razor market in US

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Oscar de Vries
CEO & Founder
Entrepreneur, shaving aficionado, sales and marketing. Over 30 years experience in direct to consumer sales. from mail order to E-commerce, both in the UK and Australia.

Ellen de Vries
Co-founder/CRM
Skilled in E-Commerce management and marketing automation. B.A in Communication and Media Studies from University of Technology Sydney.

Alison Cosgrove
Customer Service Manager
Long-time career in customer service, working for Qantas International serving Business and First Class customers. In between Alison manages our customer service helpdesk.

Carly Martinetti
PR & Communications Manager
Experienced media and communication professional with a Bachelor of Arts focused in Psychology from UCLA. Co-founder of Pretty Litter, raising funding

Tamara Abeska
Brand & UX Designer
Tamara comes from ad agency land where her commitment to understanding the people at the other end of the campaigns lead her to User Experience design. Tamara lends her creative visuals and human-centred design eye to the Oscar Razor family.

Why people love us

"This OSCAR 2.0 razor is the best razor I have ever used, along with the shaving gel. Awesome combination, thanks OSCAR."
Robert C
Customer, Victoria

"accidental post, trying to get WeFunder to delete
Oscar de Vries $0

"I wasn't disappointed. It glided through the stubble like a hot knife through butter. My face was as smooth as an android's bottom (Star Trek reference for those scratching their heads). 4 shaves with the same blade later, and still as close as the first."
Brock P
Customer, Queensland

"Best razor ever! 5 shaves on one blade and doesn't look like going blunt soon! best value and high quality shave! Never buying any other razor ever again!"
Dionne S
Customer, Queensland

See more on Buzz

Some of our investors

Justus Hammer
Interested in everything digital and mobile. Sold my first business to Yahoo7 and are now especially interested in market places.

Ellen Utrecht
Founder of MikeTeevee - a decoupled Production Company specialised in working directly for brands or their in-house agencies, with offices in LA and Amsterdam.

Rhys Hayes
Founded IE, one of Australia's leading digital agencies with blue-chip clients incl. Toyota, Lexus, Nike and Movember with offices in Melbourne, Sydney and New York.

Rob Antulov
Experienced corporate advisor in the technology, digital and media sectors. He is passionate about identifying growth opportunities and in assisting the business leaders who strive to deliver them.

In the news

OSCAR RAZOR Reviews | See What Our Customers Think
Want to compare OSCAR RAZOR to the likes of Gillette and Dollar Shave Club? Read over 1900 verified reviews from genuine customers.
February 3, 2020 @ oscarrazor.com.au

Downloads

WF OSCAR Brands Inc..pdf

We have already mastered shaving Down Under



Say G'day to **Australia's highest-rated razor**.

Like Crocodile Dundee, Vegemite and the Hemsworth brothers, Australian favourites are best shared with Americans.

We're on a mission to create the *very* best shave experience for men (*and* women) selling razors and natural shave preparations online.

That means great quality, while saving you time *and* money.

Our Story

We started our journey in Australia a few years ago on a shoestring budget, using off-the-shelf software and our first edition German made razor.

In mid-2018 we launched the **OSCAR 2.0**, our **American-made** razor.

The results have been overwhelming!

It's now Australia's highest-rated razor with a 4.7 star rating from 2,300+ reviews



5-blades
OSCAR
Reverse trimmer
Sculpted handle - comfortable grip

There's no need for us to tell you how good it is.

Just read our customer reviews. Over 2,300 and counting...

This is what Anthony from Victoria said recently...

> *Genuinely the best razors I have ever used.*
> *I recently went from having a full beard to deciding to shave daily (my wife decided she would kiss me more without the beard). I decided to try a few of the 'shaving membership' companies and Oscar was the best. I have used many razors in my life and I can honestly say without exaggeration that the Oscar razors I'm currently using, are the best I have ever used. I get no rash and rarely get any shaving cuts, whilst getting a perfectly smooth face. Highly recommended!*



OSCAR
Quality razors.
For a lot less.

Born in the USA

Unlike our biggest competitor Dollar Shave Club, our razors are actually 'Made in the USA'.



DOLLAR SHAVE CLUB
The Executive
OSCAR RAZOR
The OSCAR 2.0

So we started asking ourselves...

If we have that many amazing reviews with our **American-made** razor in Australia - with a *smaller* population (24M) than Texas - how well *could* we do in the US?



I was a little late ordering refills for my Oscar. My son-in-law donated a supply of Dollar Shave Club blades and handle. I was thus able to do a side-by-side comparison. As you will gather, I have decided to stick with the strength. Oscar's blade/handle unit is the best I have tried and, hey . . . I'm 77. Nuff said?
BRUCE E, NEW SOUTH WALES

(Thanks Bruce!)

You can't have a great shave *without* a great shave preparation

The reality is shaving can be uncomfortable for *sensitive* skin as the chemicals in most shave gels, foams and creams can leave your skin feeling irritated, causing 'razor burn'.

So we developed the perfect solution...

OSCAR Natural® - made for *sensitive* skin



oscar
oscar



Using *natural* ingredients and extensively developed in Australia, we are particularly proud of our shave preparations:

- **OSCAR Natural Shave Oil** is *100% natural*, using only pure plant oils. It moisturizes your skin *while* you shave. Also its small size is perfect for travel.

- **OSCAR Natural Shave Gel** is *Aloe Vera* based, giving you an incredibly smooth shave *without* drying or irritating your skin.

Steven from New South Wales agrees:

> **This gel is awesome -**
> *no more red patches on my skin - I love it!*

$3.4B market

Shaving is a $3.4B market in the US and forecasted to keep growing.

Traditionally, razors and shave preparations were bought in store. Running out meant another trip to the store.

That all changed over the past 5+ years with the exponential growth of online sales. Convenience on your doorstep.

Ecommerce is growing fast

- In 2021, worldwide retail Ecommerce sales are projected to grow over $4.8 trillion.

- Ecommerce sales in USA grew by 16% in 2017 to over $453 billion.

- Americans spend an estimated $1,800 per year online (2017).


Sales in billion U.S. dollars
6 000
5 000
4 000
3 000
2 000
1 000
0
1 336
1 548
1 845
2 304
2 842
3 453
4 135
4 878
2014
2015
2016
2017
2018*
2019*
2020*
2021*

'Better than a man thought he could ever get...'

Today's consumers - especially younger generations - look for solutions, not features.

They want convenience and great quality *without* paying more. And they rely more than ever on the recommendations from friends, family and others.

They also value one-to-one relationships with brands. Especially brands that are transparent and have a social conscience.

(More on that later).

How we make money

Subscriptions are becoming ever more popular, because let's face it, who doesn't appreciate the convenience of home delivery *and* saving money.

By asking the right question - ***'How often do you shave'*** - we ensure customers get the *exact* amount of razors they need.


OSCAR
How often do you shave?

Choosing is easy :

- **Regular** - if you shave daily | 12 razors delivered *every 3 months.*

- **Lite** - shave 3-4 days a week | 4 razors *every 2 months.*

- **Ultra Lite** - for the casual or 'follicly-challenged' shavers | 4 razors *every 4 months.*

The graph below shows our subscribers' shaving habits in Australia.


Breakdown by Shave Plan
Regular
31%
Ultra-Lite
28%
Lite
41%

Subscription economy - 60% compound annual growth!

According to a report by Fuel, a McKinsey company, the subscription E-commerce market has grown at a compound annual growth rate (CAGR) of nearly 60 percent since 2014.


Subscription E-Commerce Sales ($B)
$1.2
$2.4
$4.2
$5.8
$7.5
2014
2015
2016
2017
2018
Source: 2019 Internet Retailer US Top 500 Database, McKinsey analysis

Top 3 subscription sites with highest number of current subscribers by gender are:

	Men	Overall	Women
1	DOLLAR SHAVE CLUB	amazon.com	amazon.com
2	amazon.com	DOLLAR SHAVE CLUB	DOLLAR SHAVE CLUB
3	HARRY'S	ipsy	ipsy

McKinsey & Company | **Source** *: McKinsey analysis (Feb-18)*

'Every Shave Makes A Difference'

In our view brands need to do more than just focus on profits.

In Australia, all OSCAR orders are assembled and fulfilled by Beehive Industries in Sydney.

Beehive is a Not-For-Profit **social enterprise** supporting seniors and people living with a disability.

By contracting Beehive Industries to do this work, not only are we helping them fund important social support programs for people in need, we are also creating training and support opportunities in a truly socially inclusive environment.

It's a seamless way of combining '**Profit with Purpose'**.

You can find out more about Beehive by watching this video.

Our goal is to find a similar cause in the US, so we can create positive **social impact**, a cause close to our heart.



Why invest now?

Here are 3 great reasons why you should consider investing in **OSCAR Shave Club**:

1. The subscription economy has been growing fast - 60% compound annual growth.

2. Owning a stake in the business whose products you use makes a lot of sense.

3. Our products are great. Over 2,300 reviews don't lie.

Join us today!



We'd love you to come on board and be a part of helping us build America's *favourite* Shave Club.

Let's be honest. Unlike our competitor Dollar Shave Club, we don't have the luxury of a *multi-billion* dollar parent company like Unilever.

But remember **David and Goliath**. You don't have to be the biggest to win.

So just ask yourself...

WHY

- Buy '*foreign made*' razors from Dollar Shave Club, when our **American-made** razors are this good?

- Buy from a *multi-billion corporation*, when you can be a **part-owner** of the company whose products you use.

- Use products laden with *chemicals*, when you can use **natural ingredients** instead. We choose our ingredients based on *how well they perform*, not how little they cost.

Getting an 'OSCAR' has never been so easy...


OSCAR
Born in the USA

We've saved the best till last.

In case you're still sitting on the fence, we're including some fantastic Investor Rewards starting from **as little as $125.**

Invest $125 | OSCAR *Sample Pack*

Our razor handle feels *great* in the hand from the moment you hold it.





In stylish matte-black it looks great in any bathroom.



Made in USA - delivering incredible quality from 5 blades.

You'll be grinning from ear to ear....



Includes : 4 x 5-blade razors (as shown above).

Invest $150 | OSCAR *Shave Experience*

Include our OSCAR Natural® Shave Gel (150ml/5 fl.oz.)

Arguably the best shave preparation known to mankind.

Who knew shaving could actually be fun...


OSCAR

So you'll receive:

- 1 x Razor handle
- 4 x Razors
- 1 x Shave Gel

Invest $250 | OSCAR *Luxury Gift Box**

Limited to first* **200 *investors only.*

The best introduction to 'The OSCAR Experience'. You don't want to miss out on this.

It looks great and makes a great gift.



Housed within a stylish black box, you'll find that same matte-black handle we mentioned before.

(Here it is again. We love showing it off)



12 x Razors

(3 refills packs containing 4 each as shown here)


PREMIUM 5-BLADE RAZORS
PREMIUM 5-BLADE RAZORS
PREMIUM 5-BLADE RAZORS

That fabulous Shave Gel we mentioned before


OSCAR

Being generous, we have included an extra razor on the handle, so you're ready to go.

PS: If you miss out, you'll still get the perk that comes with the $150 investment.

Invest $500 | OSCAR *Gift Box & another 12 razors**

- Luxury Gift Box (incl. 13 razors) and
- additional set of 12 razors.

**Equivalent to our 'Lite' plan. If you shave 3-4 days per week (every other day), this will last you twelve months.*

Invest $1,000 | OSCAR *Gift Box & another 36 razors***

- Luxury Gift Box
- additional 36 razors

***Equivalent to our 'Regular' plan. If you shave daily, this equates to a year's worth of razors.*

Invest $5,000 | Above & coffee with Oscar in LA

Above plus coffee with Oscar, a self-confessed 'caffeine junkie' at selected locations* of Bluestone Lane , a chain of great 'Aussie cafes', in LA.



Founder : Oscar de Vries

*There are 7 locations in LA - Santa Monica, Venice (below), Brentwood, Santa Monica, Beverly Hills, West Hollywood, Studio City and La Brea.

Your choice. I look forward to meeting you there.


BLUESTONE LANE

Invest $25,000 | Above + dinner at Michelin-star Maude in LA

(Limited to first 2 investors only).

Maude restaurant is a Michelin-starred Beverly Hills restaurant owned by Australian celebrity-chef Curtis Stone.



Alternatively, dinner at Maude's sister restaurant Gwen on Sunset *Boulevard*.



Gwen is a meat heaven. Jonathan Gold from the LA Times said:

> *One of the most profound things I've ever eaten*

Enough on the food. And back to shaving, so

C'MON AND JOIN US TODAY!


OSCAR

Investor Q&A

– COLLAPSE ALL

What does your company do?

We sell high-quality, American-made razors and a range of complementary natural skincare delivered to your door. Either on subscription or a la carte (on-demand).

Where will your company be in 5 years?

Our goal is to become America's favourite and biggest Shave Club, with American-made razors. Unlike Dollar Shave Club, who are now owned by global giant Unilever, our customers have the opportunity to be a part-owner in the business whose products they use.

Why did you choose this idea?

I have a simple philosophy in life. Getting your day off to a good start with a great coffee and a great shave is a must. Coffee was easy, but I just never found a shave preparation I really liked, so I decided to develop my own. OSCAR Shave Club is my way of ensuring anyone can get a great shave without breaking the bank.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

E-commerce has changed the retail world. Before, you had to sell via major retailers on their terms. Now, anyone can set up their online store and sell to customers directly. Dollar Shave Club pioneered the subscription market, selling cheap razors. We're putting quality ahead of price with our American-made razors.
At the same time, the JOBS Act was introduced, enabling everyone the opportunity to be a shareholder in the business whose products they use and love.

What is your proudest accomplishment?

We are particularly proud of the customer reviews of our Australian company. Over 2,300 reviews just in Australia alone with an average 4.7 stars speak volumes. And we haven't even started in the US yet...

How far along are you? What's your biggest obstacle?

Our business model has been fully developed in Australia. It is a big country, however, it has a smaller population than Texas and a chronic lack of capital available for start-ups, so a hard place to grow.

With a tried-and-tested model, we've decided to launch this in the US.

Who are your competitors? Who is the biggest threat?

Dollar Shave Club and Harry's are our biggest competitors. Both received huge VC backing and are now owned by multi-billion dollar corporations, so that means we'll never be able to outspend them. However, we've spent very little on marketing and have become Australia's #1 razor by being super creative with our marketing efforts and focussing on customer service.

What do you understand that your competitors don't?

Our competitors have been able to spend huge sums on acquiring customers. Without the luxury of deep pockets, we have had to be smart and focus on two key areas : customer service and retention.

How will you make money?

We take a very customer-centric approach by offering just three simple shave plans - based on 'How often do you shave' - that make it easy to choose between Regular, Lite and Ultra-Lite plans, which equates to using 4, 2 or 1 razors per month.

We also have an 'A la carte' option for those people who prefer to buy as needed.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest concern is how successfully we can be in spreading the message to American consumers that OSCAR is a great American-made alternative to Dollar Shave Club's Korean and Harry's German razors.

Without the backing of our competitors, getting the message out cost-effectively is vitally important. It's do or die, so the onus is on us to pull this off.

What do you need the most help with?

This is the shaving equivalent of David and Goliath. In fact, more than one Goliath. As a consumer product, we made a conscious decision to use equity crowdfunding to help us find lots of 'other Davids'.

By giving customers the opportunity to become part-owners, we want to leverage 'people power' to help us raise capital and build America's no. 1 Shave Club.

What would you do with the money you raise?

Funds raised would be used as follows:
- Website and brand development - 15%
- Product development (skincare range) - 15%
- Inventory & overheads - 20%
- Marketing (PR & customer acquisition) - 40%
- Professional fees (inc. Wefunder) - 10%

How did Dollar Shave Club take off?

Back in 2012, Dollar Shave Club broke the virtual monopoly held by Gillette over many decades by offering lower prices and a convenient subscription model. Who has not seen their brilliant video?

It was a case of perfect timing with cash-strapped consumers reeling from the GFC and vast amounts of venture capital looking for new opportunities to invest.

Fuelled by $163.5M VC backing, Dollar Shave Club was acquired by European giant Unilever in 2016 for $1B and the cool upstart became part of the establishment.

What makes us uniquely qualified?

With a (very) limited budget from the outset and operating in a small market, we've learned to do more with less.

It's been far from ideal, but it's taught us to do more with less. It has not stopped us becoming Australia's highest-rated razor brand.

Who would be your next hire?

Our main hire would be a top gun in customer acquisition. The sooner we can get them on board, the better.

How do you see the DTC industry growing or evolving ?

We see a rosy future for online, subscription models. Prices are already more competitive than they were 5-10 years ago, but let's face it— who wants to shop for everyday items when you can have them delivered regularly. It's just one less thing to worry about. This said, spending less on your razor doesn't mean it should 'look cheap' in your bathroom.

The one caveat about the DTC industry is the escalating cost of advertising on Google and Facebook, so we need to keep a very close eye on that. We do not want to buy customers at ALL costs.

But don't you have a lot of competition already?

Unlike the car, fashion and food/drink industry, there are very few razor manufacturers in the world. It's a highly specialized industry that requires enormous scale to manufacture cost-effectively.

In the US, our main competitors both sell razors that are made elsewhere in the world. (Madness really, when you discover how good are American razors are).

We are not striving to be the cheapest, but by selling online - direct to consumer - and keeping overheads low we will be very competitive.

What motivates you as Founder?

I love competition. In my early 20's I pursued a career in motor racing. Unfortunately, age is a constraint in sport. Being an entrepreneur allows me to spot an opportunity and rise to the challenge without being age-constrained. Despite the fact that I am on the wrong side of 50!

Am I investing in the Australian or US company?

This fundraise will be for our US-based company, OSCAR Brands Inc. We are a brand new entity with limited transactions.